Filed pursuant to Rule 433

Registration Statement No. 333-142116

November 4, 2011

Relating to Preliminary Prospectus Supplement

dated November 4, 2011

FEDERATIVE REPUBLIC OF BRAZIL – FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	Re-opening of 5.625% Global Bonds due 2041

Ratings*	Baa2 /BBB-/BBB (Positive / Positive / Stable)

Distribution	SEC Registered

Amount Issued	US$1,000,000,000 (brings total size to US$2,825,000,000)

Issuer Upsize Option	Brazil reserves the right to increase the aggregate principal amount of the bonds issued by up to 10%, or US$100,000,000, during Asian market hours on November 7, 2011

Gross Proceeds	US$1,147,000,000 (not including accrued interest)

Coupon	5. 625% 30/360-day count basis

Maturity	January 7, 2041

Offering Price	114.700% (plus accrued interest totalling US$19.22 per USD $1,000 principal amount of global bonds from July 7, 2011 to, but not including, November 10, 2011)

Yield to Maturity	4.694%

Reference Benchmark Bond	UST 4.375% due May 15, 2041

Benchmark Yield	3.094%

Reoffer Spread	+160 bps

Underwriting Fee	0.25%

Denominations	US$100,000/US$1,000

Interest Payment Dates	January 7 and July 7

First Interest Payment Date	January 7, 2012

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	November 4, 2011

Settlement Date	November 10, 2011 (T+4)

CUSIP /ISIN/Common Code	105756BR0/US105756BR01/045656004

Listing	Euro MTF Market Luxembourg

Bookrunners	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager	BB Securities Ltd.

Underwriting Commitments	Barclays Capital Inc.: US$495,000,000 Merrill Lynch, Pierce, Fenner & Smith Incorporated: US$495,000,000 BB Securities: US$10,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312511296503/d248569d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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